# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MEDICAL PROPERTIES TRUST INC, CIK 0001287865
CUSIP: 58463J304
Title of class of securities: Common stock, $0.001 par value
Address of issuer's principal executive offices: 1000 URBAN CENTER DRIVE, 1000 URBAN CENTER DRIVE, BIRMINGHAM, Texas (TX), 35242
Date of event which requires filing of this statement: 12/31/2024
Amends the filing with accession number 0001337074-24-000005
Filed by CIK 0001337074

## Reporting persons
- He Zhengxu: type of reporting person: individual (IN); citizenship or place of organization: Texas (TX); sole voting power 42,475,653; sole dispositive power 42,475,653; aggregate amount beneficially owned 42,475,653 (7.1% of the class)

## Item 1. Issuer
Name of issuer: MEDICAL PROPERTIES TRUST INC
Address of issuer's principal executive offices: 1000 URBAN CENTER DRIVE, 1000 URBAN CENTER DRIVE, BIRMINGHAM, TEXAS, 35242

## Item 2. Person Filing
Name of person filing: He Zhengxu
Address of principal business office or, if none, residence:
5150 Hidalgo St.
Unit 1602
Houston, TX 77056
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 42,475,653
Percent of class: 7.07%
Sole power to vote or to direct the vote: 42,475,653
Sole power to dispose or to direct the disposition: 42,475,653

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- He Zhengxu: He Zhengxu, Mr. (02/06/2025)